Filed Pursuant to Rule 433

Dated March 16, 2021

Registration Statement: No. 333-251156

The Charles Schwab Corporation

$1,250,000,000 FLOATING RATE SENIOR NOTES DUE 2024

$1,500,000,000 0.750% SENIOR NOTES DUE 2024

$1,250,000,000 2.000% SENIOR NOTES DUE 2028

SUMMARY OF TERMS

Issuer:	The Charles Schwab Corporation (“CSC”), a Delaware corporation

Expected Ratings: (Moody’s / S&P / Fitch)*	A2 / Stable, A / Stable, A / Stable

Security Type:	Senior Unsecured Notes

Pricing Date:	March 16, 2021

Settlement Date:	March 18, 2021 (T+2)

	Floating Rate Senior Notes due 2024 (the “2024 Floating Rate Senior Notes”)	0.750% Senior Notes due 2024 (the “2024 Senior Notes”)	2.000% Senior Notes due 2028 (the “2028 Senior Notes”)

Principal Amount:	$1,250,000,000	$1,500,000,000	$1,250,000,000

Maturity Date:	March 18, 2024	March 18, 2024	March 20, 2028

Interest Payment Dates:	March 18, June 18, September 18 and December 18, commencing on June 18, 2021	March 18 and September 18, commencing on September 18, 2021	March 20 and September 20, commencing on September 20, 2021

Interest Record Dates:	March 3, June 3, September 3 and December 3	March 3 and September 3	March 5 and September 5

Day Count:	Actual/360	30/360	30/360

Benchmark Treasury:	N/A	0.250% UST due March 15, 2024	1.125% UST due February 29, 2028

Benchmark Treasury Price / Yield:	N/A	99-233⁄4 / 0.337%	99-00 / 1.276%

Spread to Benchmark Treasury:	N/A	+43 bps	+75 bps

Yield to Maturity:	N/A	0.767%	2.026%

Coupon:	Compounded SOFR (as defined under “Description of the Notes—Interest—Floating Rate Notes” in the preliminary prospectus supplement dated March 16, 2021) +50 bps	0.750%	2.000%

Public Offering Price:	100.000%	99.950%	99.831%

Gross Proceeds to CSC:	$1,250,000,000	$1,499,250,000	$1,247,887,500

Underwriting Discount per note paid by CSC:	0.350%	0.350%	0.625%

Aggregate Underwriting Discount paid by CSC:	$4,375,000	$5,250,000	$7,812,500

Net Proceeds to CSC (after the underwriting discount, but before deducting offering expenses):	$1,245,625,000	$1,494,000,000	$1,240,075,000

Optional Redemption: Make-Whole Call:	N/A	On or after September 18, 2021 and prior to February 18, 2024, CSC may redeem some or all of the 2024 Senior Notes at any time at a redemption price equal to the greater of (i) 100% of the principal amount of the 2024 Senior Notes to be redeemed or (ii) the sum of the present values of the remaining scheduled payments of interest and principal thereon (exclusive of interest accrued and unpaid to, but not including, the redemption date) discounted to the redemption date on a semiannual basis at the Treasury Rate plus 7 basis points, plus, in either case, accrued and unpaid interest to, but not including, the redemption date.	On or after September 18, 2021 and prior to January 20, 2028 CSC may redeem some or all of the 2028 Senior Notes at any time at a redemption price equal to the greater of (i) 100% of the principal amount of the 2028 Senior Notes to be redeemed or (ii) the sum of the present values of the remaining scheduled payments of interest and principal thereon (exclusive of interest accrued and unpaid to, but not including, the redemption date) discounted to the redemption date on a semiannual basis at the Treasury Rate plus 12.5 basis points, plus, in either case, accrued and unpaid interest to, but not including, the redemption date.

Par Call:	On or after February 18, 2024, CSC may redeem some or all of the 2024 Floating Rate Senior Notes at any time at a redemption price (calculated by CSC) equal to 100% of the principal amount of the 2024 Floating Rate Senior Notes to be redeemed plus accrued and unpaid interest to, but not including, the redemption date.	On or after February 18, 2024, CSC may redeem some or all of the 2024 Senior Notes at any time at a redemption price (calculated by CSC) equal to 100% of the principal amount of the 2024 Senior Notes to be redeemed plus accrued and unpaid interest to, but not including, the redemption date.	On or after January 20, 2028, CSC may redeem some or all of the 2028 Senior Notes at any time at a redemption price (calculated by CSC) equal to 100% of the principal amount of the 2028 Senior Notes to be redeemed plus accrued and unpaid interest to, but not including, the redemption date.

CUSIP / ISIN:	808513BM6 / US808513BM66	808513BN4 / US808513BN40	808513BP9 / US808513BP97

Joint Book-Running Managers:	BofA Securities, Inc. Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC J.P. Morgan Securities LLC Morgan Stanley & Co. LLC

Senior Co-Managers:	Goldman Sachs & Co. LLC Wells Fargo Securities, LLC

Co-Managers:	Barclays Capital Inc. BNY Mellon Capital Markets, LLC TD Securities (USA) LLC U.S. Bancorp Investments, Inc.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time.

The Issuer has filed a registration statement (including a preliminary prospectus supplement and accompanying prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and accompanying prospectus and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus supplement and accompanying prospectus if you request it by calling BofA Securities, Inc. toll-free at (800) 294-1322, Citigroup Global Markets Inc. toll-free at (800) 831-9146, Credit Suisse Securities (USA) LLC toll-free at (800) 221-1037, J.P. Morgan Securities LLC collect at (212) 834-4533, or Morgan Stanley & Co. LLC at (212) 761-6691.

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